JONES & HALEY, P.C.
ATTORNEYS AT LAW
750 HAMMOND DRIVE, SUITE 100, BUILDING 12 ATLANTA, GEORGIA 30328
RICHARD W. JONES	www.corplaw.net	Telephone 770-804-0500
email: jones@corplaw.net		Facsimile 770-804-8004

February 10, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549

Attn: Valeria Franks and Rufus Decker

Re:	AEN Group Ltd. (the "Company")
Registration Statement on Form S-1
Filed December 31, 2024
[File No. 333-284102]
[J&H File No. 4094.00]

Ladies and Gentlemen:

By letter dated January 22, 2025 the staff ("the Staff") of the United States Securities and Exchange Commission (the "Commission") provided AEN Group Ltd. (the "Company" or "AEN") comments to the Company’s Registration Statement on Form S-1 filed on December 31, 2024 ("Comment Letter"). This correspondence contains the Company’s responses to the Staff’s Comment Letter and is keyed to your numbered comments. The revised S-1 Registration Statement will be filed under the EDGAR system as correspondence, at the same time as this response is filed.

Accordingly, our responses to the comments contained in the Comment Letter are as follows:

Registration Statement on Form S-1 filed on December 31, 2024

Cover Page

1. The registration statement has been modified to disclose that the shares being sold by the selling shareholders will be sold at a fixed price for the duration of the offering. Revisions were made on the front of the registration statement, front cover page of the prospectus, summary and plan of distribution sections.

United States Securities and Exchange Commission

February 7, 2025

Prospectus Summary, page 6

2. Our auditors' going concern opinion has been discussed in the summary, risk factors and management’s discussion and analysis section. In addition, we have discussed the limited revenues of the Company and net losses to date. Our large related-party liability has also been discussed.

3. The prospectus summary has been revised to disclose that the Company only has two (2) employees, which are the Company’s officers and directors.

Risk Factors, page 9

4. The risk factors section has been revised to discuss the large related-party liability disclosed in the Company’s financial statements.

US investors may have difficulty enforcing judgments against our Company and Officers, page 11

5. We have revised our risk factors to disclose the name, nationality and residence of each of our officers.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

6. We have revised our MD&A section to discuss the effects of inflation on our business as well as supply chain disruptions. For the reasons discussed, inflation has not had a material impact on the Company’s results and therefore no risk factor on the issue was necessary.

Description of Business, page 24

7. We have revised our business section to better clarify the status of our current operations and the development and time frame for future products and services. This includes a discussion focusing on the particular means by which we generate revenues and incur expenses.

8. Our business arrangement with Mountainview Farming Group Ltd, was never completed. We discuss this situation as well as the reason.

Certain Relations and Related Transactions, page 43

9. We have revised our disclosure to include a discussion of certain related party transactions and liabilities and we have included the information required by Item 404 of Regulation S-K.

United States Securities and Exchange Commission

February 7, 2025

Auditors' Report, page F-3

10. Our auditors' have revised their report in two places to reference "each of the two years in the period ended June 30, 2024", rather than "the period ended June 30, 2024 and 2023."

We trust that the above is responsive to the issues raised in the Staff’s Comment Letter. We are simultaneously filing Amendment No. 1 to our Registration Statement and we are filing as correspondence a copy of this response to your Comment Letter, as well as a redline copy of the Registration Statement, which has been marked to show changes from the previous filing.

If you have any questions on these responses or if you need additional clarification of the issues discussed, please contact me at the telephone number noted above.

Sincerely,

JONES & HALEY, P.C. As Attorneys for AEN Group, Ltd.

	By:	/s/Richard W. Jones
Richard W. Jones

RWJ: bas
cc: Dandan Chen